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                            March 27, 2021

       Benjamin Slager
       Chief Executive Officer
       Alliance BioEnergy Plus, Inc.
       3710 Buckeye Street, Suite 120
       Palm Beach Gardens, FL 33410

                                                        Re: Alliance BioEnergy
Plus, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed March 12,
2021
                                                            File No. 000-54942

       Dear Mr. Slager:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12G filed March 12, 2021

       Item 6. Executive Compensation, page 21

   1. We note that each of Messrs. Slager and Santelli has entered into an employment agreement with you.
Please provide the disclosure required by Item 402(j) of Regulation
                                                        S-K with respect to
such employment agreements, including describing
                                                        severance payments and
benefits due upon termination of employment.
       Financial Statements, page F-1

   2. We note that your Form 10-12G/A was filed more than 45 days after your December 31,
                                                        2020 year end. If you
cannot confirm that you will report pretax income for the year ended December 31,
2020, the interim financial statements for September 30, 2020 were stale as the time your
registration statement went effective. If this is the case, please amend your Form 10-12G
as soon as practicable to include audited financial statements as of and for the year
ended December 31, 2020 and update the other financial disclosures
 Benjamin Slager
Alliance BioEnergy Plus, Inc.
March 27, 2021
Page 2
      throughout the filing. Refer to Rule 8-08(b) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric Atallah at 202-551-3663 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameBenjamin Slager
                                                          Division of
Corporation Finance
Comapany NameAlliance BioEnergy Plus, Inc.
                                                          Office of Life
Sciences
March 27, 2021 Page 2
cc:       Rob Diener, Esq.
FirstName LastName